UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On April 21, 2026, SOLOWIN HOLDINGS (the “Company”) issued a press release providing certain of its preliminary, unaudited results of operations for the fiscal year ended March 31, 2026.

The Company’s independent registered public accounting firm has not completed its audit of the Company’s results for the fiscal year ended March 31, 2026. Set forth in the press release, attached to this report as Exhibit 99.1, are certain preliminary unaudited results of operations that the Company expects to report for the fiscal year ended March 31, 2026. The actual results are subject to the completion of the Company’s customary year-end financial closing procedures and the audit by the Company’s independent registered public accounting firm. No assurance can be given that final audited results will not differ materially from these preliminary estimates, and any such differences could be significant.

Exhibit 99.1 to this report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The Company is also furnishing this report to update its business disclosures contained in its most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2025, and its report on Form 6-K filed on January 9, 2026, which reported the unaudited interim condensed consolidated financial statements for the six months ended September 30, 2025.

As used herein, and unless the context otherwise requires, the terms “we,” “our,” “us,” “our company,” the “Company,” and similar references in this report refer to SOLOWIN HOLDINGS, an exempted limited liability company incorporated in the Cayman Islands and its consolidated subsidiaries, including (i) Solomon JFZ (Asia) Holdings Limited (“Solomon JFZ”), (ii) Solomon Private Wealth Limited (“Solomon Wealth”), (iii) AlloyX Limited, Master Venus Limited, AlloyX (Hong Kong) Limited, AlloyX Group Pte. Limited, and Bravo Valor Partners Limited (collectively, “AlloyX Group”), (iv) AX Coin Limited, AX Coin HK Limited, AXG International Management W.L.L., and AX Coin Bahrain B.S.C Closed (collectively, “AX Coin”), (v) Solomon Global Asset Management Limited, (vi) AXG Investment Ltd, and (vii) AlloyX Ventures Limited. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States.

Forward-Looking Statements

This report contains forward-looking statements. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors which are, in many instances, beyond the Company’s control. Forward-looking statements, which are presented as of the date of this filing, will not be updated to reflect events or circumstances after the date of this report except as required by law.

RECENT RESULTS

Guided by the mission “Mobilizing Tokens 24/7,” the Company focuses on tokenization and operates two core business pillars: Digital Asset Tokens and AI Tokens. Its offerings, mainly through its subsidiaries, Solomon JFZ, Solomon Wealth, AlloyX Group and AX Coin, cover stablecoin issuance and payments, asset tokenization, securities trading and asset management, as well as AI-powered services.

As of March 31, 2026, our financial and operating highlights were as follows:

●	Revenue increased nearly tenfold year over year to approximately $27 million to $29 million (preliminary, unaudited) for the fiscal year ended March 31, 2026;

●	Net loss was approximately $11 million to $13 million (preliminary, unaudited);

●	The AXONE platform launched and processed Total Payment Volume of approximately $226 million;

●	The FERION platform launched 10 RWA projects, with Total Value Tokenized of approximately $52 million;

●	Assets under Administration on SOLOMON platform increased by 347% to $848.8 million as compared to $189.8 million for the year ended March 31, 2025;

●	Total trading volume of stablecoins and fiat currencies increased by 395% to $1.04 billion as compared to $210 million for the year ended March 31, 2025; and

●	AXCOIN was granted the first stablecoin issuer license on an in-principle basis from the Central Bank of Bahrain, subject to final regulatory approval.

The following describes our business, organized by subsidiary group and individual subsidiary.

AlloyX Group

On September 3, 2025, AlloyX Group became our wholly-owned subsidiaries which are focused on tokenization, and principally engaged in developing a fully compliant dual-token digital economy super platform, including next-generation stablecoin infrastructure centered on stablecoin payments, asset tokenization and AI-powered services centered on cloud infrastructure, Know-Your-Agent verification, and token router. AlloyX Group bridges traditional and decentralized finance by building a secure, efficient and compliant tokenization infrastructure that provides integrated digital asset flow and AI execution services for global investors and institutions.

AlloyX Group operates a vertically integrated business model spanning five primary platforms: AXONE (digital currency treasury center and payment infrastructure), FERION (RWA tokenization), SCION (AI-driven wealth management), KOVAR (AI cloud, AI agent, and AI token management), and AXION (blockchain finance lab).

AXONE

AXONE serves as our global payments network and stablecoin treasury management center. It manages third-party stablecoins (USDT, USDC, etc.) through smart routing with real-world applications across major jurisdictions, enabling seamless cross-border transactions, spending, payments, settlements, investments, exchanges, and asset tokenization. Furthermore, it enables the rapid issuance of virtual and physical Visa prepaid cards, offering global acceptance across 200+ countries and 150 million online and offline merchants, ATM withdrawals, and seamless binding to Google Pay and other mobile wallets, with granular transaction controls and comprehensive spending reports.

We offer an all-in-one platform that merges traditional banking with blockchain, allowing businesses and individuals to manage stablecoin storage, transfers, and conversions in real-time. Key features include fiat-to-stablecoin bridges for 24/7 fund transfers, reduced intermediary friction through flexible custody models (self-custody, third-party, and digital), and cross-chain yield optimization. Benefiting from strategic partnerships with public blockchains such as Arbitrum, Polygon, Ethereum, Solana, Stellar, and TON, as well as payment infrastructure such as Visa, REAP, Google Pay, TripleA, Yellowcard, AXONE provides our clients with a secure and efficient medium for value exchange in the digital economy and enhanced yield.

AXONE’s business model includes transaction fees from stablecoin payments and cross-border transactions, interest income from stablecoin treasury management, and service fees from prepaid card issuance.

FERION

FERION functions as our comprehensive, one-stop RWA issuance platform, enabling the tokenization of real-world assets such as money market funds, securities, and other financial instruments. Powered by AI for monitoring, compliance, and lifecycle management, FERION streamlines the end-to-end process of asset evaluation, token issuance, trading, and redemption, ensuring adherence to global regulations. The total value of RWA issuance has reached $52,000,000 for the fiscal year ended March 31, 2026.

FERION provides standardized, modular workflows covering the entire RWA issuance lifecycle: (i) Asset Preparation Stage: identification of custodians, legal advisors, and valuation providers; execution of due diligence; establishment of special purpose vehicle (SPV) structures; and preparation of legal documentation and regulatory filings; (ii) Issuance Implementation: digital deployment and token generation on supported blockchain networks; execution of KYC/AML verification for all participants; and regulatory filing and approval coordination; and (iii) Operational Management: continuous asset performance monitoring, distribution of cash flows and returns to investors, generation of regulatory reports, and provision of real-time net asset value (NAV) and investor dashboards.

FERION’s business model mainly includes tokenization service fees charged for the entire RWA tokenization process and management fees for post-issuance operational management.

SCION

SCION is the Company’s proprietary AI-powered digital asset management platform. It integrates leading global exchanges through a unified, standardized API to facilitate seamless execution and multi-venue liquidity access. The platform utilizes multi-layered encryption protocols to secure user assets and features an integrated distribution network, bespoke investment strategies, and intelligent advisory tools designed to align digital asset allocations with specific investor risk profiles and objectives.

SCION currently offers five core product categories designed to address diverse risk and liquidity requirements within a unified digital asset ecosystem: (i) High-Frequency Quant Fund: leveraging machine learning models to capture short-term market inefficiencies and aiming to optimize risk-adjusted returns; (ii) Market-Neutral Quant Fund: employing a combination of derivatives and spot positions to hedge systematic price volatility, primarily generating yield through perpetual contract funding rates; (iii) Discretionary Crypto Fund: maintaining a diversified portfolio of digital currencies with a primary focus on capital preservation and long-term capital appreciation; (iv) Real-World Asset (RWA) Linked Products: providing tokenized exposure to traditional asset classes, bridging the gap between decentralized finance and real-world value; and (v) Tokenized Money Market Fund (RYT): a highly liquid, low-volatility instrument structured as a digital cash management vehicle.

SCION’s business model includes licensing fees for platform use, management fee split for asset management services, and performance fees based on investment returns.

KOVAR

KOVAR is a Web 4.0 (AI + Web3.0) infrastructure that primarily serves clients in fintech, digital assets, enterprise services, and global institutional sectors and focuses on delivering identifiable, controllable, and auditable enterprise-grade AI solutions. Its core product lines consist of Kovar Cloud, Kovar Agent, and KovaRouter.

Kovar Cloud is a computing infrastructure providing secure cloud compute and storage with guaranteed Service Level Agreements (SLAs). By supplying the underlying high-performance compute necessary to support intensive AI inference workloads and utilizing advanced GPU architectures to deliver guaranteed SLAs to institutional clients, the platform serves as the robust infrastructure foundation for the Group's dual-token ecosystem. Kovar Agent, also known as Know-Your-Agent, serves as an identity, permission, behavior, and risk governance layer designed for Agent and Web3 scenarios. It enables identity verification, access control, operational auditing, and accountability tracking for intelligent agents, integrating with KYC/KYB/KYT, AML, and policy engines to form a closed-loop enterprise governance framework. KovaRouter is an enterprise-grade AI large model aggregation and routing platform that consolidates leading domestic and international models such as GPT, Claude, and Gemini. It provides unified access, billing, permission management, and intelligent routing to help enterprises optimize cost, speed, quality, and availability.

The three products operate synergistically to deliver an integrated solution combining AI model invocation middleware with intelligent agent governance. KOVAR’s business model includes usage-based revenue, platform subscription fees, customized enterprise solutions, and channel distribution income.

AXION

AXION operates as our blockchain finance laboratory, collaborating with world-renowned universities and Hong Kong Cyberport’s incubation hub to research and develop application scenarios for compliant blockchain-based financial products. The division currently focuses on three core protocol families: (i) Billon: an RWA lending protocol that allows borrowers to collateralize tokenized real-world assets to obtain stablecoin liquidity while enabling lenders to supply stablecoins and earn interest income through peer-to-pool structures that isolate liquidation risk to specific collateral pools; (ii) Infinix: a blockchain index token aggregation platform that bundles digital assets from targeted sectors such as RWA, DeFi, and GameFi into index tokens and connects to exchanges to source liquidity efficiently while activating idle assets via collateral protocols to generate additional digital yield; and (iii) TCLS: a non-custodial stablecoin foreign exchange protocol that provides a fast, 24/7/365 multi-currency stablecoin FX swap venue and uses smart contracts to mitigate settlement and liquidity risk for institutional FX clients. AXION’s protocols are being developed and piloted in close partnership with leading centralized exchanges and public blockchains to ensure institutional grade liquidity and interoperability. Strategic integrations include KuCoin, Gate, OSL, Bitget, and ATME on the exchange side, and Arbitrum, Polygon, Solana, Ethereum, Stellar, and TON on the blockchain infrastructure side for deployment of RWA assets, stablecoins, index tokens, and yield enhancement strategies.

AXION’s business model includes licensing fees for protocol authorization, transaction fees from protocol usage (such as lending and FX swaps), and cooperative research and development service fees.

Solomon JFZ

Solomon JFZ is one of the few versatile, Chinese investor-focused securities brokerage companies in Hong Kong. It provides a broad spectrum of financial services and products, from traditional assets to virtual assets, via its secure and advanced electronic platform. Solomon JFZ’s core offerings are securities trading and asset management.

Licensed by the Hong Kong Securities and Futures Commission (the “HKSFC”), Solomon JFZ conducts regulated activities including Type 1 (Dealing in Securities), Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance), and Type 9 (Asset Management). Additionally, Solomon JFZ is a participant in the Hong Kong Stock Exchange, ensuring robust internal regulation and risk control measures that protect investor assets.

Solomon JFZ has also been approved by the HKSFC to offer virtual asset dealing and advisory services under Hong Kong’s new regulatory framework. It is among the first HKSFC-approved participating dealers of in-kind subscription and redemption for spot virtual asset ETFs in Hong Kong. Further strengthening its virtual asset ecosystem, the firm offers regulated fiat–virtual asset on-off ramp services (coin-in/coin-out) and possesses robust capabilities in structuring and issuing virtual asset derivative products, enabling end-to-end, compliant access to digital asset markets for institutional and professional investors.

In July 2024, Solomon JFZ launched Solomon VA+, an institutional-grade, all-in-one trading app that integrates traditional asset trading, virtual asset trading, and wealth management services. Key features include support for trading of Bitcoin and Ethereum, in-kind subscription and redemption of ETFs, and a unified platform for professional and retail investors to flexibly allocate financial and virtual assets.

Solomon JFZ’s business model includes transaction fees from its securities trading and virtual asset dealing services, distribution fees from fund and ETF subscription and redemption, management fees and performance fees from its asset management business, and consultancy service fees from traditional and virtual asset advisory services.

Solomon Wealth

In December 2023, the Company incorporated Solomon Wealth to expand its footprint in private wealth management. Officially launched in March 2024, Solomon Wealth aims to serve high-net-worth (“HNW”) individuals, family offices, and trusts with comprehensive wealth management solutions across traditional and virtual asset classes. The subsidiary’s early focus is on client acquisition and establishing a foundation for long-term success through tailored, high-quality services.

Licensed as a Trust or Company Service Provider (TCSP) in Hong Kong, Solomon Wealth offers comprehensive trust and company secretarial services to complement its wealth management capabilities. Its trust services include setup, administration and management to support wealth inheritance, asset protection and tax optimization, compliant with Hong Kong regulations.

Solomon Wealth’s business model complements its parent company, with core revenue from assets under management (“AUM”)-based wealth management fees, trust service fees, company secretarial fees, and supplementary income from value-added services like tax and estate planning. It focuses on long-term client relationships to drive growth.

AX Coin

On April 15, 2025, the Company formed a new wholly-owned subsidiary, AX Coin Limited, under the laws of Hong Kong, and subsequently renamed it as AX Coin HK Limited on September 12, 2025. On August 25, 2025, the Company, together with the Company’s Chairman and Chief Executive Officer, Mr. Ling Ngai Lok, and the Company’s director, Mr. Haokang Zhu, formed a new subsidiary, AX Coin Limited under the laws of the Cayman Islands, in which the Company holds 32,000 shares out of 50,000 outstanding shares, accounting for 64% of the entity. On October 23, 2025, the Company transferred AX Coin HK Limited to AX Coin Limited, and as a result, AX Coin HK Limited became a wholly-owned subsidiary of AX Coin Limited. To apply for a license for the issuance of regulated stablecoins in Bahrain, on November 18, 2025, the Company formed a new wholly-owned subsidiary AXG International Management W.L.L. under AX Coin HK Limited, and on February 8, 2026, AX Coin HK Limited together with Firewood Group Limited, further set up AX Coin Bahrain B.S.C Closed, in which AX Coin HK and Firewood hold 95% and 5% of the entity, respectively. AX Coin’s principal business is the issuance of enterprise-grade stablecoins and the operation of a B2B infrastructure platform for payments, treasury management and tokenized asset settlement, marketed under the AXCOIN brand. As of the date of this report, AX Coin focuses on obtaining licenses and establishing networks across the globe for its stablecoin business.

AXCOIN is our enterprise-grade stablecoin issuance and management platform tailored for B2B scenarios including payments, treasury management and tokenized asset settlement. It supports decentralized trading, liquidity management and DeFi integration, with features like AI-powered trading signals and multi-chain compatibility. The platform features an ISO 20022-compliant enterprise API gateway for seamless integration with corporate systems, a customizable backend with built-in KYC, risk controls and whitelisting, plus a smart-contract-based collateral and transaction engine that enables cross-border fund pre-positioning and automated settlement across multiple public blockchains.

Built to financial institution standards, AXCOIN’s security and custody model combines multi-level approvals, role-based permissions, and multi-factor authentication. It leverages bank-grade custody via partners such as Standard Chartered, Cobo, and Safeheron, offering multi-signature, hot-cold wallet segregation, and HSM/MPC/firewall “three-layer” protection, validated under SOC 2 Type II and FIPS 140-3 controls. Backed by cold-wallet offline redundancy, high-concurrency hot-wallet APIs/SDKs for institutional clients, and full-cycle GRC processes (24/7 operations, KYC/KYB, AML, and audits), AXCOIN aims to deliver regulated, institutional-grade stablecoin services upon obtaining required licenses.

AX Coin’s core model centers on the issuance and management of enterprise-grade stablecoins, with revenue streams aligned with stablecoin operations and related services. Its primary revenue comes from interest income generated by investing the reserve funds backing its stablecoins, consistent with the industry’s dominant reserve yield model, where stablecoins are pegged 1:1 to fiat currencies and the underlying reserves are invested in low-risk, interest-bearing assets such as short-term treasury bills and cash equivalents. Additionally, AX Coin earns service fees from stablecoin issuance and management, including fees for stablecoin minting and redemption, as well as platform fees from its B2B infrastructure services. It also generates supplementary revenue from value-added services related to its stablecoin ecosystem, such as custody services and compliance consulting, further complementing the parent company’s overall revenue structure.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated April 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2026	SOLOWIN HOLDINGS

	By:	/s/ Lok Ling Ngai
Lok Ling Ngai
Chief Executive Officer